FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
23 February 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name Stuart MacKenzie Title: Group Secretary & General Counsel

Date: 23 February 2007

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX — LHG
ARBN 069 803 998	NASDAQ — LIHR
POMSoX — LHG
23 February 2007
Court Approves Ballarat Merger
The Victorian Supreme Court has today given final approval for the merger of Lihir Gold Ltd and Ballarat Goldfields to proceed.
“The finalisation of the merger is excellent news for all our shareholders,” said Lihir Gold CEO Arthur Hood. “The combination of the two companies will create a more diversified Australasian gold producer, with exciting gold projects and a very strong growth profile.
“I am very pleased to welcome all our new shareholders and employees, and look forward to reporting strong financial returns arising from the merger of the two companies,” he said.
Ballarat shares will be suspended from trading on February 26, and new Lihir Gold shares issued pursuant to the merger will commence trading on a deferred settlement basis on February 27. Final allotment of new Lihir shares is scheduled to take place on March 8, and trading of new Lihir shares on a normal settlement basis should commence on March 9.
FOR FURTHER INFORMATION:
Investor Relations Manager Joe Dowling
Ph +61 7 3318 3308, Mobile: 0421 587 755
Joe.Dowling@lihir.com.pg